August 12,  2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC

Re:	SEC File No. 024-10462
	Withdrawal of Registration Statement on Form 1-A-W

To Whom It May Concern:

On behalf of Tuscan Gardens Secured Income Fund, LLC, I am requesting the* withdrawal of SEC File No. 024-10462, which should have been filed as an* amendment to File No. 024-10455, but was erroneously filed as a seperate* Registration Form 1-A.

Please feel free to contact me if further information is required.

Respectfully,

Myra P. Nicholson, Esq.